FC Hyde Whiskey.mp4 (3m 38s) 7 speakers
(Speaker 1, Brian, Brandt, Speaker 4, Brian V, Speaker 6, Speaker 7)

[0:00:02] Speaker 1: James FC Hyde Sorgho Whiskey is a new whiskey like no other, made from 100% American grown sorghum. Imagine a crop that offers an abundance of sugar, like sugarcane, and an abundance of grain, like corn, yet contains no gluten, and can grow in places neither could. That's sorghum.

[0:00:24] Brian: As I traveled the world, it had always been a dream of mine, that one way I would create a truly, exceptionally high quality, American whiskey of the highest caliber. I'm glad to say that today my dream has been realized. It's with great pride that I introduce to you, James FC Hyde Sorgho Whiskey, made from 100% sweet sorghum. You see, a couple years back, I was traveling through China, and discovered the locals drinking a native spirit called baijiu, predominantly made with wheat and sorghum. I discovered the rare and delicate sugars in this grain would make for a phenomenal American style whiskey. Turns out, I wasn't the first to think of that.

[0:01:04] Speaker 1: As luck would have it, while Brian was dreaming of a new American whiskey, a group of Wall Street investors has commissioned master distiller, Brandt , to produce a whiskey made from sorghum.

[0:01:17] Brandt: As a distiller, we get to play with a lot of neat things over time. One of the things that we did do creating Sorgho Whiskey, is the fact that we used sorghum. Sorghum itself is an absolutely fabulous, great base product, to be able to make a unique whiskey like no other.

[0:01:35] Speaker 1: Meanwhile, one of those Wall Street investors, while attending an industry event, would seek wise counsel from America's top mixologist, Brian Van Flandern.

[0:01:45] Speaker 4: I asked him a simple question, if he happened to launch a new spirit, and he would be involved with the company, which we had already started that process. I said, "What would that source be?" And, when he said, "sorghum," I was amazed that, A, he knew what sorghum was and what it could be, and you fast forward the tape some three years, and here we are with James FC Hyde.

[0:02:07] Speaker 1: Exactly how good a whiskey is James FC Hyde Sorgho Whiskey? Let Brian answer that.

[0:02:13] Brian V: It's dry like rye. It's better than bourbon. It's the most unique whiskey to be created, since the Civil War.

[0:02:22] Speaker 1: How do America's sorghum growers feel about James FC Hyde Sorgho Whiskey? To say they're excited is an understatement.

[0:02:30] Speaker 6: For the really first time, in a national capacity, and with a national marketing program behind it, there is a sorghum whiskey out there, and it is a whiskey like no other. We are very excited to have that opportunity to promote a product like this.

[0:02:47] Speaker 1: We've embarked on a journey, to revolutionize the American whiskey market, by tapping the unlimited potential of sorghum, and we've made great progress to date.

[0:02:59] Speaker 7: We've put together a talented team, a great board, over 100 years experience on the corporate side, a master distiller, a world famous mixologist, and it's a team, I must say, that I know will get the job done.

[0:03:16] Speaker 1: We are inviting you to become a part of a historic journey, which promises to be an exciting adventure, together. James FC Hyde Sorgho Whiskey, a new American whiskey like no other. Join the team. [0:03:32]